# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MasterCraft Boat Holdings, Inc., CIK 0001638290
CUSIP: 57637H103
Title of class of securities: MasterCraft Boat Holdings Inc.
Address of issuer's principal executive offices: 100 CHEROKEE COVE DRIVE, VONORE, Tennessee (TN), 37855
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001085936

## Reporting persons
- SYSTEMATIC FINANCIAL MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 623,325; shared voting power 0; sole dispositive power 1,071,425; shared dispositive power 0; aggregate amount beneficially owned 1,071,425 (6.4% of the class)

## Item 1. Issuer
Name of issuer: MasterCraft Boat Holdings, Inc.
Address of issuer's principal executive offices: 100 CHEROKEE COVE DRIVE, VONORE, TENNESSEE, 37855

## Item 2. Person Filing
Name of person filing:
Michele Egeberg
Managing Director, Compliance
Address of principal business office or, if none, residence:
300 Frank W. Burr Boulevard, 7th Floor
Teaneck, NJ 07666
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,071,425
Percent of class: 6.37%
Sole power to vote or to direct the vote: 623,325
Shared power to vote or to direct the vote: 0.0
Sole power to dispose or to direct the disposition: 1,071,425
Shared power to dispose or to direct the disposition: 0.0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SYSTEMATIC FINANCIAL MANAGEMENT LP: Michele Egeberg, Managing Director, Compliance (02/13/2025)